Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Record Adjusted Property EBITDA in the Fourth Quarter 2018, Share

Repurchase and Increase in Quarterly Dividend to US$0.1551 per ADS

Macau, Tuesday, February 19, 2019 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Net revenue for the fourth quarter of 2018 was US$1,396.5 million, representing an increase of approximately 5% from US$1,332.6 million for the comparable period in 2017. The increase in net revenue was primarily attributable to higher group-wide rolling chip and mass market table games gross gaming revenues, partially offset by higher commissions reported as a reduction in revenue upon the Company’s adoption of a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”). The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for the fourth quarter of 2018 would have been US$1,497.7 million, which would have represented an increase of approximately 12% from the US$1,332.6 million for the comparable period in 2017.

Operating income for the fourth quarter of 2018 was US$204.0 million, compared with operating income of US$129.0 million in the fourth quarter of 2017, representing an increase of 58%.

Adjusted property EBITDA(1) was US$425.2 million for the fourth quarter of 2018, as compared to Adjusted property EBITDA of US$339.8 million in the fourth quarter of 2017, representing an increase of 25%. The increase in Adjusted property EBITDA was mainly attributable to better performance in the group-wide rolling chip and mass market table games segments.

Net income attributable to Melco Resorts & Entertainment Limited for the fourth quarter of 2018 was US$128.0 million, or US$0.27 per ADS, compared with US$81.2 million, or US$0.17 per ADS, in the fourth quarter of 2017. The net income attributable to noncontrolling interests during the fourth quarter of 2018 was US$2.2 million and the net loss attributable to noncontrolling interests during the fourth quarter of 2017 was US$9.8 million, both of which were related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Opening of the iconic, award-winning Morpheus, and the continued robust growth in Macau’s mass gaming market have allowed Melco to deliver record-level Property EBITDA despite the challenging macro environment.

“Melco’s dedication to excellence has been widely recognized, most recently by the Michelin Guide 2019 with the Company remaining as the leading integrated resort operator in the world with the most Michelin-starred restaurants. We are extremely proud to achieve a record-breaking milestone with six of Melco’s signature restaurants being awarded with a total of ten Michelin Stars. That includes Alain Ducasse at Morpheus, which was awarded with two Michelin Stars in less than six months after opening, and Jade Dragon in City of Dreams, which was awarded with three Michelin Stars.

“The opening of Morpheus only marks the beginning of the relaunch of City of Dreams. On top of that, we have recently unveiled the significantly upgraded VIP gaming spaces on the second floor of City of Dreams. Rolling refurbishment of Nüwa will also soon commence with the upgraded hotel rooms expected to come online over the next eighteen months.

“In January, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams. We are sincerely thankful of the Macau government for its consideration and approval of our gaming table application.

“At Studio City, we continue to enhance the entertainment offerings with a series of property upgrades, which include the recent launch of the world’s most electrifying stunt show – Elekron. Earlier in January, we also opened the pop-up ‘Legend Heroes Park’, paving way for the opening of the permanent venue later in the year. Lastly, the ‘Flip Out’ Trampoline Park is expected to open in the first half of 2019.

“In the Philippines, City of Dreams Manila delivered another solid quarter underpinned by robust mass gaming revenue growth.

“The Board has, after evaluating the Company’s current liquidity position and future expected capital needs, decided to increase the quarterly cash dividend by 7% to US$0.0517 per ordinary share, which is equivalent to US$0.1551 per ADS, from the previous quarterly dividend of US$0.04835 per ordinary share. Since our third quarter results announcement, the Company has also repurchased approximately 10 million ADSs, worth approximately US$165 million, under the US$500 million share repurchase program the Company announced in November 2018.

“Lastly, Japan continues to be a core focus for us. We expect development of the next generation of integrated resorts to soon commence in this incredibly exciting, yet currently underpenetrated, tourism destination. With our focus on the Asian premium segment, high quality assets, dedication to world-class entertainment offerings, market-leading social safeguards and compliance culture, and our commitment to being an ideal partner to local governments and communities alike, we believe Melco is in a strong position to help Japan realize the vision for integrated resort development with a unique Japanese touch.”

City of Dreams Fourth Quarter Results

For the quarter ended December 31, 2018, net revenue at City of Dreams was US$724.5 million compared to US$612.6 million in the fourth quarter of 2017. City of Dreams generated Adjusted EBITDA of US$229.7 million in the fourth quarter of 2018 compared with Adjusted EBITDA of US$169.7 million in the fourth quarter of 2017. The year-on year increase in Adjusted EBITDA was primarily a result of better performances in the rolling chip and mass market table games segments.

Rolling chip volume totaled US$11.4 billion for both quarters ended December 31, 2018 and 2017. The rolling chip win rate was 3.2% in the fourth quarter of 2018 versus 2.7% in the fourth quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,308.0 million in the fourth quarter of 2018 compared with US$1,226.0 million in the fourth quarter of 2017. The mass market table games hold percentage was 33.0% in the fourth quarter of 2018 compared to 28.6% in the fourth quarter of 2017.

Gaming machine handle for the fourth quarter of 2018 was US$1,051.8 million, compared with US$1,122.0 million in the fourth quarter of 2017. The gaming machine win rate was 3.7% in the fourth quarter of 2018 versus 4.2% in the fourth quarter of 2017.

Total non-gaming revenue at City of Dreams in the fourth quarter of 2018 was US$99.4 million, compared with US$71.9 million in the fourth quarter of 2017.

Altira Macau Fourth Quarter Results

For the quarter ended December 31, 2018, net revenue at Altira Macau was US$137.6 million compared to US$140.2 million in the fourth quarter of 2017. Altira Macau generated Adjusted EBITDA of US$20.2 million in the fourth quarter of 2018 compared with Adjusted EBITDA of US$17.5 million in the fourth quarter of 2017.

Rolling chip volume totaled US$6.5 billion in the fourth quarter of 2018 versus US$4.9 billion in the fourth quarter of 2017. The rolling chip win rate was 3.1% in the fourth quarter of 2018 versus 3.3% in the fourth quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$127.1 million in the fourth quarter of 2018, representing an increase from US$125.2 million generated in the comparable period in 2017. The mass market table games hold percentage was 19.7% in the fourth quarter of 2018 compared with 18.4% in the fourth quarter of 2017.

Gaming machine handle for the fourth quarter of 2018 was US$29.9 million, compared with US$20.6 million in the fourth quarter of 2017. The gaming machine win rate was 4.3% in the fourth quarter of 2018 versus 6.0% in the fourth quarter of 2017.

Total non-gaming revenue at Altira Macau in the fourth quarter of 2018 was US$7.1 million, compared with US$7.0 million in the fourth quarter of 2017.

Mocha Clubs Fourth Quarter Results

Net revenue from Mocha Clubs totaled US$26.5 million in the fourth quarter of 2018 as compared to US$30.7 million in the fourth quarter of 2017. Mocha Clubs generated US$4.7 million of Adjusted EBITDA in the fourth quarter of 2018 compared with US$7.4 million in the same period in 2017.

Gaming machine handle for the fourth quarter of 2018 was US$593.9 million, compared with US$622.7 million in the fourth quarter of 2017. The gaming machine win rate was 4.5% in the fourth quarter of 2018 versus 4.8% in the fourth quarter of 2017.

Studio City Fourth Quarter Results

For the quarter ended December 31, 2018, net revenue at Studio City was US$340.7 million compared to US$369.0 million in the fourth quarter of 2017. Studio City generated Adjusted EBITDA of US$102.7 million in the fourth quarter of 2018 compared with Adjusted EBITDA of US$91.5 million in the fourth quarter of 2017.

Rolling chip volume totaled US$3.5 billion in the fourth quarter of 2018 versus US$5.7 billion in the fourth quarter of 2017. The rolling chip win rate was 3.8% in the fourth quarter of 2018 versus 2.8% in the fourth quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$825.4 million in the fourth quarter of 2018 compared with US$848.2 million in the fourth quarter of 2017. The mass market table games hold percentage was 27.0% in the fourth quarter of 2018 compared to 26.1% in the fourth quarter of 2017.

Gaming machine handle for the fourth quarter of 2018 was US$641.8 million, compared with US$539.0 million in the fourth quarter of 2017. The gaming machine win rate was 3.6% in the fourth quarter of 2018 versus 4.1% in the fourth quarter of 2017.

Total non-gaming revenue at Studio City in the fourth quarter of 2018 was US$46.4 million, compared with US$52.2 million in the fourth quarter of 2017.

City of Dreams Manila Fourth Quarter Results

For the quarter ended December 31, 2018, net revenue at City of Dreams Manila was US$155.2 million compared to US$167.5 million in the fourth quarter of 2017. City of Dreams Manila generated Adjusted EBITDA of US$67.9 million in the fourth quarter of 2018 compared to US$53.8 million in the comparable period of 2017. The year-on year increase in Adjusted EBITDA was mainly attributable to better performance in all gaming segments.

Rolling chip volume totaled US$2.4 billion in the fourth quarter of 2018 versus US$2.9 billion in the fourth quarter of 2017. The rolling chip win rate was 3.7% in the fourth quarter of 2018 versus 3.1% in the fourth quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$197.3 million for the fourth quarter of 2018, compared with US$189.2 million in the fourth quarter of 2017. The mass market table games hold percentage was 31.4% in the fourth quarter of 2018 compared to 30.9% in the fourth quarter of 2017.

Gaming machine handle for the fourth quarter of 2018 was US$933.6 million, compared with US$793.3 million in the fourth quarter of 2017. The gaming machine win rate was 5.3% in the fourth quarter of 2018 versus 5.5% in the fourth quarter of 2017.

Total non-gaming revenue at City of Dreams Manila in the fourth quarter of 2018 was US$29.4 million, compared with US$31.4 million in the fourth quarter of 2017.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2018 were US$80.0 million, which mainly included interest expenses of US$74.0 million.

Depreciation and amortization costs of US$149.7 million were recorded in the fourth quarter of 2018 of which US$13.9 million was related to the amortization expense for our gaming subconcession and US$5.5 million was related to the amortization expense for the land use rights.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2018 and year ended December 31, 2018 referred to in this report is US$17 million and US$61 million more, respectively, than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited dated February 19, 2019 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this report. Such intercompany charges include, among other items, fees and shared service charges billed between Studio City International Holdings Limited and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this report does not reflect certain costs related to the VIP operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2018 aggregated US$1.5 billion, including US$48.2 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the fourth quarter of 2018, was US$4.1 billion.

Capital expenditures for the fourth quarter of 2018 were US$99.5 million, which predominantly related to various projects at City of Dreams and Studio City.

Full Year Results

For the year ended December 31, 2018, Melco Resorts & Entertainment Limited reported net revenue of US$5.2 billion versus US$5.3 billion in the prior year. The decrease in net revenue was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments. The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for 2018 would have been US$5.6 billion, which would have represented an increase of approximately 5% from the US$5.3 billion for 2017.

Operating income for 2018 was US$626.8 million, compared with operating income of US$607.6 million for 2017, representing an increase of 3%.

Adjusted property EBITDA for the year ended December 31, 2018 was US$1,477.9 million, as compared to Adjusted property EBITDA of US$1,422.8 million in 2017. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to better group-wide performance in all gaming segments.

Net income attributable to Melco Resorts & Entertainment Limited for 2018 was US$351.5 million, or US$0.73 per ADS, compared with US$347.0 million, or US$0.71 per ADS, for 2017. The net income attributable to noncontrolling interests for 2018 was US$2.3 million and the net loss attributable to noncontrolling interests for 2017 was US$31.7 million, both of which were related to Studio City and City of Dreams Manila.

Amendment of Dividend Policy

To reaffirm Melco’s commitment to returning surplus capital to shareholders, our Board, after evaluating Melco’s current liquidity position and future expected capital needs, has amended its quarterly dividend policy from one targeting a quarterly cash dividend payment of US$0.04835 per ordinary share (equivalent to US$0.14505 per ADS, each representing three ordinary shares) of the Company to one targeting a quarterly cash dividend payment of US$0.0517 per ordinary share (equivalent to US$0.1551 per ADS) of the Company.

The new dividend policy will take effect beginning with any dividends declared by our Board for the fourth quarter of 2018 and continue until amended or otherwise determined by our Board. Distribution of dividends under this new dividend policy is subject to the Company’s accumulated and future earnings, cash availability and future commitments.

Our Board will continue to review our dividend policy from time to time as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

Dividend Declaration

On February 19, 2019, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.0517 per ordinary share (equivalent to US$0.1551 per ADS) for the fourth quarter of 2018 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about March 14, 2019 to our shareholders whose names appear on the register of members of the Company at the close of business on March 4, 2019, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its fourth quarter 2018 financial results on Tuesday, February 19, 2019 at 8:30 a.m. Eastern Time (9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
Japan Toll	81 3 4503 6012
Japan Toll Free	012 092 5376
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1612 0306
Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166
Conference ID	3567003

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income” is net income before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
OPERATING REVENUES
Casino	$1,210,565	$1,249,513	$4,463,704	$4,937,597
Rooms	89,513	71,164	311,028	271,500
Food and beverage	56,059	51,273	204,171	184,979
Entertainment, retail and other	40,317	43,924	179,606	203,763

Gross revenues	1,396,454	1,415,874	5,158,509	5,597,839
Less: promotional allowances	—	(83,318)	—	(313,016)

Net revenues	1,396,454	1,332,556	5,158,509	5,284,823

OPERATING COSTS AND EXPENSES
Casino	(795,606)	(865,064)	(2,984,711)	(3,374,013)
Rooms	(22,590)	(8,389)	(78,377)	(32,641)
Food and beverage	(44,955)	(16,056)	(161,126)	(57,927)
Entertainment, retail and other	(21,600)	(21,612)	(92,436)	(88,268)
General and administrative	(119,248)	(122,616)	(500,624)	(467,121)
Payments to the Philippine Parties	(15,030)	(9,112)	(60,778)	(51,661)
Pre-opening costs	(4,282)	(1,097)	(37,369)	(2,274)
Development costs	(11,301)	(12,976)	(23,029)	(31,115)
Amortization of gaming subconcession	(13,881)	(14,309)	(56,809)	(57,237)
Amortization of land use rights	(5,534)	(5,705)	(22,646)	(22,817)
Depreciation and amortization	(130,261)	(113,451)	(484,621)	(460,521)
Property charges and other	(8,190)	(13,215)	(29,147)	(31,616)

Total operating costs and expenses	(1,192,478)	(1,203,602)	(4,531,673)	(4,677,211)

OPERATING INCOME	203,976	128,954	626,836	607,612

NON-OPERATING INCOME (EXPENSES)
Interest income	1,422	1,082	5,471	3,579
Interest expenses, net of capitalized interest	(73,992)	(60,691)	(264,880)	(255,764)
Other finance costs	(564)	(1,575)	(4,630)	(6,079)
Foreign exchange (losses) gains, net	(4,253)	592	(9,612)	12,783
Other income, net	670	3,024	3,682	5,282
Loss on extinguishment of debt	(3,248)	(939)	(3,461)	(49,337)
Costs associated with debt modification	—	—	—	(2,793)

Total non-operating expenses, net	(79,965)	(58,507)	(273,430)	(292,329)

INCOME BEFORE INCOME TAX	124,011	70,447	353,406	315,283
INCOME TAX CREDIT	6,160	945	445	10

NET INCOME	130,171	71,392	353,851	315,293
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(2,164)	9,780	(2,336)	31,709

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$128,007	$81,172	$351,515	$347,002

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.091	$0.055	$0.242	$0.236

Diluted	$0.091	$0.055	$0.240	$0.235

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.274	$0.166	$0.727	$0.709

Diluted	$0.273	$0.164	$0.721	$0.704

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,399,181,661	1,469,344,163	1,451,051,051	1,467,653,209

Diluted	1,404,204,538	1,482,030,219	1,460,909,324	1,479,342,209

Note: The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	December 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,436,558	$1,408,211
Investment securities	91,598	89,874
Bank deposits with original maturities over three months	—	9,884
Restricted cash	48,037	45,412
Accounts receivable, net	242,089	176,544
Amounts due from affiliated companies	7,603	2,377
Inventories	40,828	34,988
Prepaid expenses and other current assets	90,749	77,503

Total current assets	1,957,462	1,844,793

PROPERTY AND EQUIPMENT, NET	5,661,653	5,730,760
GAMING SUBCONCESSION, NET	197,533	256,083
INTANGIBLE ASSETS	30,072	4,220
GOODWILL	81,376	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	186,515	189,645
RESTRICTED CASH	129	130
DEFERRED TAX ASSETS	2,992	11
LAND USE RIGHTS, NET	759,651	787,499

TOTAL ASSETS	$8,877,383	$8,895,056

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$24,879	$16,041
Accrued expenses and other current liabilities	1,658,550	1,563,585
Income tax payable	4,903	3,179
Capital lease obligations, due within one year	34,659	33,387
Current portion of long-term debt, net	395,547	51,032
Amounts due to affiliated companies	11,469	16,790

Total current liabilities	2,130,007	1,684,014

LONG-TERM DEBT, NET	3,665,370	3,506,530
OTHER LONG-TERM LIABILITIES	28,866	48,087
DEFERRED TAX LIABILITIES	54,063	53,994
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	253,374	265,896
AMOUNTS DUE TO AFFILIATED COMPANIES	—	919

SHAREHOLDERS’ EQUITY
Ordinary shares	14,830	14,784
Treasury shares	(657,389)	(90)
Additional paid-in capital	3,523,275	3,671,805
Accumulated other comprehensive losses	(49,804)	(26,610)
Accumulated losses	(703,576)	(772,338)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,127,336	2,887,551
Noncontrolling interests	618,367	448,065

Total equity	2,745,703	3,335,616

TOTAL LIABILITIES AND EQUITY	$8,877,383	$8,895,056

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$128,007	$81,172	$351,515	$347,002
Pre-opening Costs	4,282	1,097	37,369	2,274
Development Costs	11,301	12,976	23,029	31,115
Property Charges and Other	8,190	13,215	29,147	31,616
Loss on Extinguishment of Debt	3,248	939	3,461	49,337
Costs Associated with Debt Modification	—	—	—	2,793
Income Tax Impact on Adjustments	(3,944)	(98)	(4,123)	(360)
Noncontrolling Interests Impact on Adjustments	(3,871)	(7,932)	(5,741)	(10,606)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$147,213	$101,369	$434,657	$453,171

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.105	$0.069	$0.300	$0.309

Diluted	$0.105	$0.068	$0.297	$0.306

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.316	$0.207	$0.899	$0.926

Diluted	$0.314	$0.205	$0.892	$0.919

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,399,181,661	1,469,344,163	1,451,051,051	1,467,653,209

Diluted	1,404,204,538	1,482,030,219	1,460,909,324	1,479,342,209

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended December 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$14,591	$2,050	$165,786	$56,174	$25,825	$(60,450)	$203,976
Payments to the Philippine Parties	—	—	—	—	15,030	—	15,030
Land Rent to Belle Corporation	—	—	—	—	747	—	747
Pre-opening Costs	37	—	(33)	4,140	138	—	4,282
Development Costs	—	—	—	—	—	11,301	11,301
Depreciation and Amortization	5,185	2,181	63,175	41,569	18,680	18,886	149,676
Share-based Compensation	110	47	873	423	270	5,202	6,925
Property Charges and Other	238	454	(57)	377	7,181	(3)	8,190

Adjusted EBITDA	20,161	4,732	229,744	102,683	67,871	(25,064)	400,127
Corporate and Other Expenses	—	—	—	—	—	25,064	25,064

Adjusted Property EBITDA	$20,161	$4,732	$229,744	$102,683	$67,871	$—	$425,191

	Three Months Ended December 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$13,039	$5,114	$132,793	$28,915	$19,972	$(70,879)	$128,954
Payments to the Philippine Parties	—	—	—	—	9,112	—	9,112
Land Rent to Belle Corporation	—	—	—	—	782	—	782
Pre-opening Costs	—	—	966	131	—	—	1,097
Development Costs	—	—	—	—	—	12,976	12,976
Depreciation and Amortization	4,975	2,090	40,782	46,081	21,042	18,495	133,465
Share-based Compensation	54	(73)	828	367	247	3,787	5,210
Property Charges and Other	(611)	305	(5,692)	15,981	2,638	594	13,215

Adjusted EBITDA	17,457	7,436	169,677	91,475	53,793	(35,027)	304,811
Corporate and Other Expenses	—	—	—	—	—	35,027	35,027

Adjusted Property EBITDA	$17,457	$7,436	$169,677	$91,475	$53,793	$—	$339,838

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Year Ended December 31, 2018
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$34,789	$12,897	$500,203	$188,684	$122,909	$(232,646)	$626,836
Payments to the Philippine Parties	—	—	—	—	60,778	—	60,778
Land Rent to Belle Corporation	—	—	—	—	3,001	—	3,001
Pre-opening Costs	37	—	32,624	4,550	158	—	37,369
Development Costs	—	—	—	—	—	23,029	23,029
Depreciation and Amortization	19,655	8,413	209,622	176,006	75,274	75,106	564,076
Share-based Compensation	388	158	3,472	1,577	(129)	19,677	25,143
Property Charges and Other	678	22	10,460	4,471	7,209	6,307	29,147

Adjusted EBITDA	55,547	21,490	756,381	375,288	269,200	(108,527)	1,369,379
Corporate and Other Expenses	—	—	—	—	—	108,527	108,527

Adjusted Property EBITDA	$55,547	$21,490	$756,381	$375,288	$269,200	$—	$1,477,906

	Year Ended December 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$(149)	$18,206	$625,766	$126,247	$92,636	$(255,094)	$607,612
Payments to the Philippine Parties	—	—	—	—	51,661	—	51,661
Land Rent to Belle Corporation	—	—	—	—	3,143	—	3,143
Pre-opening Costs	—	—	1,933	116	225	—	2,274
Development Costs	—	—	—	—	—	31,115	31,115
Depreciation and Amortization	20,973	8,312	171,216	184,456	84,200	71,418	540,575
Share-based Compensation	204	24	2,934	1,294	516	12,333	17,305
Property Charges and Other	(357)	97	3,023	23,455	2,638	2,760	31,616

Adjusted EBITDA	20,671	26,639	804,872	335,568	235,019	(137,468)	1,285,301
Corporate and Other Expenses	—	—	—	—	—	137,468	137,468

Adjusted Property EBITDA	$20,671	$26,639	$804,872	$335,568	$235,019	$—	$1,422,769

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$128,007	$81,172	$351,515	$347,002
Net Income (Loss) Attributable to Noncontrolling Interests	2,164	(9,780)	2,336	(31,709)

Net Income	130,171	71,392	353,851	315,293
Income Tax Credit	(6,160)	(945)	(445)	(10)
Interest and Other Non-Operating Expenses, Net	79,965	58,507	273,430	292,329
Property Charges and Other	8,190	13,215	29,147	31,616
Share-based Compensation	6,925	5,210	25,143	17,305
Depreciation and Amortization	149,676	133,465	564,076	540,575
Development Costs	11,301	12,976	23,029	31,115
Pre-opening Costs	4,282	1,097	37,369	2,274
Land Rent to Belle Corporation	747	782	3,001	3,143
Payments to the Philippine Parties	15,030	9,112	60,778	51,661

Adjusted EBITDA	400,127	304,811	1,369,379	1,285,301
Corporate and Other Expenses	25,064	35,027	108,527	137,468

Adjusted Property EBITDA	$425,191	$339,838	$1,477,906	$1,422,769

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
Room Statistics:
Altira Macau
Average daily rate (3)	$188	$209	$189	$204
Occupancy per available room	100%	99%	99%	96%
Revenue per available room (4)	$188	$207	$188	$196
City of Dreams
Average daily rate (3)	$222	$209	$212	$202
Occupancy per available room	97%	97%	97%	97%
Revenue per available room (4)	$216	$202	$206	$196
Studio City
Average daily rate (3)	$138	$145	$138	$140
Occupancy per available room	100%	99%	100%	99%
Revenue per available room (4)	$138	$144	$138	$138
City of Dreams Manila
Average daily rate (3)	$162	$163	$159	$158
Occupancy per available room	98%	97%	98%	96%
Revenue per available room (4)	$159	$158	$156	$152
Other Information:
Altira Macau
Average number of table games	103	103	104	107
Average number of gaming machines	136	120	129	73
Table games win per unit per day (5)	$23,849	$19,358	$20,546	$15,478
Gaming machines win per unit per day (6)	$102	$112	$137	$106
City of Dreams
Average number of table games	477	479	476	479
Average number of gaming machines	774	712	724	746
Table games win per unit per day (5)	$18,187	$15,013	$16,257	$16,408
Gaming machines win per unit per day (6)	$547	$726	$737	$557
Studio City
Average number of table games	293	293	292	288
Average number of gaming machines	987	883	957	951
Table games win per unit per day (5)	$13,233	$14,123	$14,076	$12,932
Gaming machines win per unit per day (6)	$254	$272	$240	$225
City of Dreams Manila
Average number of table games	301	291	300	283
Average number of gaming machines	2,057	1,800	1,929	1,786
Table games win per unit per day (5)	$5,408	$5,473	$5,536	$5,432
Gaming machines win per unit per day (6)	$261	$265	$278	$271

(3)	Average daily rate is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available
(5)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(6)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis